02058278

P.E 9-23-02

EXECUTED COPY

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
SEP 2 3 2002
1086

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR SEPTEMBER 23, 2002

Telecom Argentina STET-France Telecom S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

PROCESSED
SEP 25 2002
THOMSON
FINANCIAL

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

CR

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

TABLE OF CONTENTS

FREE TRANSLATION
FOR IMMEDIATE RELEASE

September 20, 2002

BUENOS AIRES STOCK EXCHANGE

Dear Sirs,

Re.: Resignation of President of Board of Directors

I am writing you as Responsible for Market Relations of Telecom Argentina STET – France Telecom S.A. ("Telecom Argentina" or the "Company") to inform you that today the Board of Directors of the Company has received a letter sent by Mr. Juan Carlos Masjoan informing that due to personal reasons he considers convenient to retire for which he resigns effective as of November 15, 2002 to the position of President and Director of the Company and of its controlled subsidiaries and related companies, anticipating his decision so as to allow the Board of Directors to count with sufficient time to take the measures that it considers appropriate. Mr. Masjoan has requested the Board of Directors a special leave as of today, but notwithstanding he has stated that he remains at the disposition of the Company to provide any information that may be required by the Board of Directors.

In the meeting of the Board of Directors held today, the Company has resolved:

To accept the resignation submitted by Mr. Juan Carlos Masjoan to the position of President and Director of the Company effective as of November 15, 2002;

To grant a special leave to Mr. Juan Carlos Masjoan as of today; and

And in accordance with Article 10 of the Corporate By-Laws and with that resolved by the Board of Directors in its meeting of April, 24, 2002, and due to the absence of the President of the Board of Directors, the Vicepresident, Mr Franco Bertone, takes over the position of President of the Company.

The Board of Directors has expressed its gratitude to Mr. Juan Carlos Masjoan for the services rendered to the Company while in office, as well as for his encouraging words and personal esteem addressed to his colleagues.

Yours sincerely,

Pedro Insussarry
Responsible for Markets
Telecom Argentina STET – France Telecom S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELECOM ARGENTINA STET-FRANCE
TELECOM S.A.

Dated: September 23, 2002

By: ______________________________

Name: Christian Chauvin
Title: VICEPRESIDENTE